January 29, 2013

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-6010
Attn: Larry Spirgel, Assistant Director

RE: AZZ incorporated
Form 10-K for the Fiscal Year Ended February 29, 2012
Filed May 10, 2012
Form 10-Q for the Period Ended August 31, 2012
Filed October 1, 2012
File No. 001-12777

AZZ incorporated (the “Company” or “AZZ”) provides the following response to the comment letter dated January 28, 2013 of the Staff of the Securities and Exchange Commission (the “Letter”) concerning the Company's Form 10-K for the fiscal year ended February 29, 2012 (the “Form 10-K”), and the Company's Form 10-Q for the fiscal quarter ended August 3, 2012 (the “Form 10-Q”).

AZZ has the following responses to the comment letter received from the Staff.

Form 10-K for the Fiscal Year Ended February 29, 2012
Segment Operating Income, pages 18 and 20

Form 10-Q for the quarterly period ended August 31, 2012
Segment Operating Income, page 16

1.
We note your response to comment one. Your disclosure under Items 7 and 2 of the Form 10-K and Form 10-Q, respectively, refers to your rationale for using “operating income by segment,” which you also presented in the segment footnote pursuant to ASC 280. Our prior comment refers to total segment operating income, or the sum of all segment operating income (as opposed to operating income by segment), which would be deemed a non-GAAP measure if presented outside the segment footnote. In future filings, when discussing total segment operating income in the MD&A, please refer to it as a non-GAAP measure and provide the related non-GAAP disclosures, including its reconciliation to the most comparable GAAP measure (Total Income before Income Taxes as reported in the consolidated financial statements). Refer to Item 10 of Regulation S-K and Question 104.04 of the CD&I's at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

RESPONSE: We note the comments of the Staff set forth in the Letter. In the event we include a discussion of total segment operating income in the MD&A of future filings, we will refer to it in such filings as a non-GAAP measure and include a cross reference in the MD&A to the appropriate segment footnote (i.e., Note 11 to the financial statements included in the Form 10-K or Note 4 to the financial statements included in the Form 10-Q, as the case may be).

AZZ acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in its filings. AZZ acknowledges that the Staff's comments or changes to disclosure in response to the Staff's comments to not foreclose the Commission from taking any action with respect to the filing. AZZ also acknowledges that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Dana L. Perry

Dana L. Perry
Senior Vice President, Finance
And Chief Financial Officer